Free Writing Prospectus Filed Pursuant to Rule 433 Supplementing

Prospectus dated February 19, 2009, Prospectus Supplement dated

June 2, 2011 and Preliminary Pricing Supplement dated June 2, 2011

Registration No. 333-157392

FINAL TERM SHEET

Dated: June 2, 2011

$300,000,000 4.850% Notes due 2021

Issuer:	Whirlpool Corporation
Size:	$300,000,000
Maturity:	June 15, 2021
Coupon (Interest Rate):	4.850%
Yield to Maturity:	4.854%
Spread to Benchmark Treasury:	T+183 bps
Benchmark Treasury:	UST 3.125% due May 15, 2021
Benchmark Treasury Price and Yield:	100-27+ ; 3.024%
Interest Payment Dates:	Semi annually on June 15 and December 15, beginning December 15, 2011
Make-Whole Redemption Provision:	At any time at a discount rate of the Adjusted Treasury Rate plus 30 basis points
Change of Control Repurchase Event:	If a Change of Control Repurchase Event occurs, Whirlpool Corporation will be required to make an offer to each holder of notes to repurchase the notes at a purchase price equal to 101% of the principal amount of the notes, plus any accrued and unpaid interest thereon to the date of repurchase.
Price to Public:	99.967%
Settlement Date:	June 7, 2011
Use of Proceeds:	General corporate purposes, including the repayment of indebtedness that matures on June 15, 2011 and bears an interest rate of 6.125%
CUSIP:	96332HCD9
Ratings:*	Moody’s: Baa3 (positive outlook) Standard & Poor’s: BBB- (positive outlook) Fitch: BBB (stable outlook)
Joint Book-Running Managers:	BNP Paribas Securities Corp. Citigroup Global Markets Inc. J.P. Morgan Securities LLC RBS Securities Inc.
Co-Managers:	ING Financial Markets LLC Mitsubishi UFJ Securities (USA), Inc.

* An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to review, revision, suspension, reduction or withdrawal at any time by the ratings agencies. Each of the security ratings above should be evaluated independently of any other security rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. toll-free at 1-800-854-5674, by calling Citigroup Global Markets Inc. toll-free at 1-877-858-5407, by calling J.P. Morgan Securities LLC collect at 1-212-834-4533 or by calling RBS Securities Inc. toll-free at 1-866-884-2071.